Exhibit 99.1

ASX ANNOUNCEMENT

17 September 2013

Genetic Technologies Executes

Settlement and Release Agreement with Genelex Corporation

In compliance with ASX Continuous Disclosure Rules, Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) is pleased to report it has now executed a Settlement and Release Agreement with Genelex Corporation of Seattle, Washington, USA.

In late 2012, GTG reported that it had filed suit against Genelex Corporation in the United States District Court for the Western District of Washington at Seattle, under its Assertion program in USA.  Given the Parties have now reached a final settlement, such legal action against Genelex Corporation is now being dismissed.

The precise commercial terms of the Agreement with Genelex Corporation are covered by formal confidentiality provisions and cannot be disclosed.  This settlement was achieved as a result of GTG’s continuing patent monetization efforts in the US and other jurisdictions.

FOR FURTHER INFORMATION PLEASE CONTACT

Dr. Mervyn Jacobson

VP, Global Licensing and Intellectual Property

Genetic Technologies Limited

Phone: +61 419 657 915

About Genetic Technologies Limited

Genetic Technologies is an established diagnostics company with more than 20 years of experience in commercializing genetic testing, non-coding DNA and product patenting.  The Company has operations in Australia and the U.S. and is dual-listed on the ASX (Code: GTG) and NASDAQ (Ticker: GENE).  Genetic Technologies is focused on the commercialization of its patent portfolio through an active out-licensing program and the global expansion of its oncology and cancer management diagnostics assets.  Its U.S. subsidiary, Phenogen Sciences Inc., offers novel predictive testing and assessment tools to help physicians proactively manage women’s health.  Phenogen’s lead product, BREVAGen™, is a first in class, clinically validated risk assessment test for non-familial breast cancer.

For more information, please visit http://www.gtglabs.com and http://www.phenogensciences.com

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act  The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees.  Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results.  Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.